FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Directorate change

1 September 2026

Non-Executive Board Appointment

AstraZeneca PLC announced today that Wan Ling Martello has been appointed as Non-Executive Director with effect from 1 September 2026.

Wan Ling will become a member of the Audit Committee on appointment to the Board.

Wan Ling Martello is a founding partner of BayPine, Independent Director of the Alibaba Group and Director of The Lovesac Company. Further biographical details are set out below.

Michel Demaré, Chair of AstraZeneca, said "I am delighted that Wan Ling has accepted our invitation to join the AstraZeneca Board. Wan Ling's substantial international experience as an executive leader and as a board member at large global businesses and in several industries, will undoubtedly bring a valuable contribution to the Board. Her CFO and digital transformation experience will have a significant impact on her work on the Audit Committee and the Board as a whole."

Biographical details - Wan Ling Martello

Wan Ling Martello has spent most of her career leading executive teams and organisations in the consumer products and retail industries, and has significant expertise in B2C technology-enabled business models and digital transformation. She has held senior leadership roles at Nestlé, Walmart, NCH Marketing Services (a former subsidiary of Nielsen), Borden Foods and Kraft Foods.

Among her career highlights, Wan Ling served as Nestlé SA's global CFO, where she revitalised the global finance organisation, established a new data-driven resource allocation and portfolio management framework for the entire company, and led numerous M&A transactions. She was then appointed as CEO of Nestlé's Asia, Oceania and Sub-Saharan Africa (AOA) business and re-focused the entire business on driving growth and using digital transformation initiatives to drive greater consumer engagement. Wan Ling is a founding partner of BayPine, a private equity firm based in Boston, USA.

In addition to her role at BayPine, Wan Ling is an Independent Director of Alibaba Group, listed on the New York Stock Exchange and a Director of The Lovesac Company, listed on Nasdaq.  From June 2017 to May 2025, Wan Ling was a director of Uber Technologies, Inc. (listed on the New York Stock Exchange from May 2019), and from January 2021 to April 2025, Wan Ling was an independent non-executive director of Stellantis N.V. (listed on the New York Stock Exchange, Euronext Milan and Euronext Paris).

Wan Ling holds a BS from the University of the Philippines and an MBA-MIS from the University of Minnesota.

Except as set out above, no disclosure obligations arise under paragraphs (1) to (6) of UKLR 6.4.8 R of the UK Financial Conduct Authority's Listing Rules in respect of Wan Ling Martello's appointment.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 September 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary